AMENDED AND RESTATED DISTRIBUTION & MARKETING SUPPORT AGREEMENT

AMENDED AND RESTATED DISTRIBUTION & MARKETING SUPPORT AGREEMENT (the “Agreement”), signed as of August 8, 2014 and effective as of May 1, 2014 (the “Effective Date”), between Pacific Select Distributors, Inc. (“Dealer”) and BlackRock Advisors, LLC (“Fund Agent”), the investment manager of certain Funds of the BlackRock Variable Series Funds, Inc., specifically listed below (each a “Fund”, and collectively, the “Funds”).

In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, Dealer and Fund Agent hereby agree as follows:

1. Fund Agent or its designee agrees to pay Dealer an amount equal to basis points (%) (the “Fee”) per annum of the daily average net assets of Class I of the following Funds of the BlackRock Variable Series Funds, Inc.: “BlackRock iShares® Alternative Strategies V.I. Fund, BlackRock iShares® Dynamic Allocation V.I. Fund, BlackRock iShares® Equity Appreciation V.I. Fund” and basis points (%) (the “Fee”) per annum of the daily average net assets of Class I of the following Fund of the BlackRock Variable Series Funds, Inc.: “BlackRock iShares® Dynamic Fixed Income V.I. Fund” held in the “Separate Accounts” of Pacific Life & Annuity Company (NSCC number 4589) pursuant to the Fund Participation Agreement (as amended) currently in full force and effect between and among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Pacific Life & Annuity Company in consideration for Dealer’s sales, marketing and distribution support services related to Class I of these enumerated Funds.

2. Fund Agent and Dealer understand and agree that the Fee: (a) shall be paid by Fund Agent or its designee; and (b) shall not be paid by any Fund or out of assets of any Fund (either through directed brokerage or otherwise). Dealer hereby represents and warrants that the fees paid to it pursuant to this Agreement are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties.

3. Fund Agent or its designee shall calculate the payment contemplated herein at the end of each calendar quarter. Fund Agent or its designee shall submit such payment to the Dealer within a reasonable time period following the end of the quarter for which such fees are payable. The Dealer will provide payment instructions (WIRE/Check/ACH), account numbers, billing contact information, and other relevant information (as agreed to by the parties) (“Account Data”) and will notify the Fund Agent within five business days of any changes in the Account Data. The Dealer will also notify the Fund Agent of any new Separate Accounts prior to investment in the enumerated Funds listed above. The Dealer shall have sixty (60) days from the date payment is made by the Fund Agent or its designee to request in writing additions or adjustments. After sixty (60) day reconciliation period, any requested adjustments or payments will be made at the discretion of the Fund Agent or its designee.

The parties acknowledge and agree that the Separate Account(s) holdings of the Funds enumerated herein covered under this Agreement (“Assets”) will not be subject to fees or any additional payment arrangements with Fund Agent, the Funds or any of their respective affiliates for sales, marketing or distribution support services, or any similar services (“Services”), other than as described in this Agreement. Dealer covenants that neither it, any of its affiliates, nor any entity with which Dealer or any of its affiliates has established a contractual arrangement with respect to the Assets (a “Third Party Entity”) will invoice Fund Agent, the Funds or any of their respective affiliates for duplicative fees as described in the preceding sentence.

4. Fund Agent and Dealer shall comply with all provisions of the current prospectuses (the “Prospectuses”) and the statements of additional information (the “Statements of Additional

Information”) of the Funds, and with applicable state and federal securities laws and regulations and rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”). In particular, Dealer shall only identify a transaction as being received by Dealer on a particular day if the relevant order was received by Dealer prior to the deadline set forth in the relevant Fund Prospectus.

5. Fund Agent represents that within a reasonable time after the Effective Date all appropriate disclosures pertaining to the fee arrangement hereunder which are required by law will be contained in the current Prospectuses or Statements of Additional Information for the Funds.

6. Fund Agent represents that fee arrangements like that described herein have been approved by the Board of Trustees of the Funds.

7. This Agreement shall not relieve Fund Agent or the Dealer from any obligations such party may have under any other agreements among them.

8. The parties to this Agreement hereby agree to comply with Rule 22c-2 under the Investment Company Act of 1940.

9. Dealer agrees that Fund Agent, the Funds, and each of their agents, employees and affiliates shall not be liable for, and shall be fully indemnified and held harmless by Dealer from and against, any and all claims, demands, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) which may be incurred by any of the foregoing persons arising out of or in connection with (i) the services provided by Dealer in consideration of the Fee or (ii) a breach of this Agreement by Dealer. This indemnification agreement shall survive the termination of this Agreement.

10. Fund Agent agrees that Dealer, its agents, employees and affiliates shall not be liable for, and shall be fully indemnified and held harmless by Fund Agent from and against, any and all claims, demands, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) which may be incurred by any of the foregoing persons arising out of or in connection with a breach of this Agreement by Fund Agent. This indemnification agreement shall survive the termination of this Agreement.

11. This Agreement may be terminated by either party on 30 days’ written notice to the other party. This Agreement may be amended only by a written instrument, signed by all parties to this Agreement.

12. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements fully executed and to be performed therein.

13. Each notice required by this Agreement shall be given in writing and delivered personally or mailed by certified mail or courier service or sent by facsimile to the party’s address identified on the signature page to this Agreement or such other address as any party may provide by written notice to the other.

14. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties may be assigned by a party without the consent of the other party to this Agreement.

15. This Agreement contains the entire agreement between the parties with respect to the transactions covered and contemplated hereunder and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof, including, without limitation, (i) any agreements between Dealer and State Street Research & Management Company, its affiliates and/or the State Street Research mutual funds or (ii) FAM Distributors, Inc. and/or the mutual funds previously advised by Merrill Lynch Investment Managers or one of its affiliates.

16. Neither the execution nor performance of this Agreement shall be deemed to create a partnership or joint venture by and among Dealer and Fund Agent. Dealer shall have no authority to act as agent for Fund Agent or any Fund in any matter or in any respect, except as described herein.

17. Each of the parties acknowledges and agrees that this Agreement and the arrangements described herein are intended to be non-exclusive and that each of the parties is free to enter into similar agreements and arrangements with other entities.

18. If any provision of this Agreement shall be held or made invalid by court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

19. Except to the extent required by applicable law, no party shall use any other party’s names, logos, trademarks or service marks, whether registered or unregistered, without the prior consent of the other party.

20. Confidential Information.

(a)

All confidential information of a party and of the third parties with which it does business, including without limitation information relating to computer systems, participant data, customer lists and business plans, is collectively referred to as its “Confidential Information.” Except as expressly permitted by this Agreement, each party hereto will: (i) keep and maintain all Confidential Information of the other party in strict confidence, using such degree of care as is appropriate to avoid unauthorized use or disclosure; (ii) not, directly or indirectly, disclose any Confidential Information of the other party to any third party, except with the other party’s prior written consent or as permitted by this Agreement.

(b)

Each party will be permitted to disclose the others’ Confidential Information only to its employees, legal counsel, auditors and agents (collectively, “Recipients”) having a need to know the Confidential Information in connection with or related to the performance of its obligations under this Agreement. In addition, Fund Agent will be permitted to disclose the Dealer’s Confidential information to its employees, affiliates and third parties (also “Recipients”) for marketing, distribution strategy trade attribution, scrubbing, regulatory and other similar purposes. The parties will instruct their respective Recipients as to their obligations under this Agreement. Despite any contrary provision in this Agreement, any party may disclose the other’s Confidential Information to the extent required to comply with law, regulatory request or a court order; provided, however, that each party must promptly notify the other party of receipt of a request for Confidential Information made pursuant to law, regulatory request or court order, give the other party a reasonable opportunity to prevent the disclosure of the Confidential Information, and reasonably cooperate with the other party in any efforts it makes to prevent the disclosure of the Confidential Information.

(c)	Despite any contrary provision in this Agreement, Confidential Information of a party will not include information that: (i) is or becomes generally known to the public not as a result of a disclosure by the other party, (ii) is rightfully in the possession of the other party before disclosure by the first party, (iii) is independently developed by the other party without reliance on the Confidential Information, or (iv) is received by the other party in good faith and without restriction from a third party not under a confidentiality obligation to the first party and having the right to make such disclosure. The parties each acknowledge that the disclosure of the other’s Confidential Information may cause irreparable injury to the other and damages which may be difficult to ascertain. Therefore, each party will be entitled to injunctive relief upon a disclosure or threatened disclosure of any of its Confidential Information that would violate the terms of this Agreement. Without limitation of the foregoing, each party will advise the other party immediately in the event that it learns or has reason to believe that any person or entity which has had access to Confidential Information has violated or intends to violate the terms of this Agreement.

(d)	The fee terms in this Agreement shall be deemed Confidential Information of Fund Agent and its affiliates. Without limiting the generality of the foregoing, and despite any contrary provisions in this Agreement, Dealer may not disclose such information to any other entity that is currently providing, or may provide sales, marketing or distribution support services or any similar services to Fund Agent or any of its affiliates.

(e)	This confidentiality agreement shall survive the termination of this Agreement.

21. This Agreement may be executed in separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers.

DEALER	BLACKROCK ADVISORS, LLC

By: /s/ Adrian S. Griggs	By: /s/ Lisa Hill
(Authorized Signature)	(Authorized Signature)

Adrian S. Griggs	Lisa Hill
Chief Executive Officer	Printed name of person signing

Managing Director
Title of person signing

Attest: /s/ Brandon J. Cage
Brandon J. Cage, Assistant Secretary

Address for Notice:	Address for Notice:
BlackRock Advisors, LLC
Pacific Select Distributors, Inc.	c/o Lisa Hill, Managing Director
c/o General Counsel	U.S. Retail, Contracts & Administration
700 Newport Center Drive	Park Avenue Plaza

Newport Beach, CA 92660	55 East 52nd Street
NY, NY 10055

With a copy to:
BlackRock, Inc. c/o Howard Surloff, Managing Director
40 East 52nd Street
NY, NY 10022